UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from                      to

Commission file number 1-6196

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Piedmont Natural Gas Company, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Piedmont Natural Gas Company, Inc.

4720 Piedmont Row Drive

Charlotte, North Carolina 28210

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements	4 – 18

Supplemental Schedule as of December 31, 2012

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	19

NOTE:       All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Benefits Committee and Participants in

Piedmont Natural Gas Company, Inc. 401(k) Plan

Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Charlotte, North Carolina

June 21, 2013

Piedmont Natural Gas Company, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets
Participant-directed investments (Notes 3, 7, 8 and 9)	$175,074,590	$—
Plan interest in the Master Trust (Notes 3, 4, 7, 8 and 9)	—	159,131,494
Receivable - due from broker for securities sold	234,091	—
Notes receivable from participants	7,459,151	—
Non-interest bearing cash	108,785	—

Total assets	182,876,617	159,131,494
Liabilities
Due to broker for securities purchased	296,091	—

Net assets available for benefits at fair value	182,580,526	159,131,494
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(1,058,299)	(871,579)

Net assets available for benefits	$181,522,227	$158,259,915

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income in Master Trust:
Net appreciation in fair value of investments (Note 4)	$15,505,858
Interest, dividends and other	2,202,225

Total investment income in Master Trust	17,708,083

Interest income on notes receivable from participants	478,237

Contributions:
Employer	5,500,834
Participant	8,423,344
Participant rollovers	266,078

Total contributions	14,190,256

Total additions	32,376,576

Deductions from net assets attributed to:
Benefits paid to participants	8,571,265
Expenses (Note 7)	542,999

Total deductions	9,114,264

Net increase	23,262,312

Net assets available for benefits:
Beginning of year	158,259,915

End of year	$181,522,227

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 1. Description of the Plan

The following description of Piedmont Natural Gas Company, Inc. (the “Company”) 401(k) Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan providing benefits to participating employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger effective on October 1, 2001, participants’ accounts in the Company’s employee stock ownership plan (ESOP) were transferred into the Plan. Former ESOP participants may remain invested in Piedmont Natural Gas Company, Inc. (“Piedmont”) common stock in the Plan or may sell the common stock at any time and reinvest the proceeds in other available investment options.

Employees become eligible to participate in the Plan after they have completed thirty days of continuous service with the Company and attained age 18. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. The Benefits Committee establishes an organizational structure with respect to the management, administration and investments of the Plan including the designation of a Benefit Plan Committee to serve as the named fiduciary of the Plan and to manage the day-to-day operational and administrative aspects of the Plan. The Benefit Plan Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Benefits Committee. Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration: The Plan is administered by the Benefits Committee. Effective January 1, 2011, the Company entered into an agreement with Wells Fargo to create the Piedmont Natural Gas Company, Inc. Master Trust (the “Master Trust”). The Master Trust included the investment assets of each of the benefit plans maintained by the Company as further described in more detail in Note 4. Effective December 31, 2012, the Master Trust was disbanded. Accordingly, the Plan’s investment assets were no longer included in the Master Trust as of that date. Wells Fargo is responsible for the custody and management of the Plan’s assets.

Contributions: Employees are able to contribute up to 50% of eligible pay to the Plan on a pre-tax basis, up to the Tax Code annual contribution limit. Employees are able to receive a company match of 100% up to the first 5% of eligible pay contributed. The Company automatically enrolls all newly eligible employees in the Plan at a 2% contribution rate unless the employee chooses not to participate by notifying the Plan trustee. For employees who are automatically enrolled in the Plan, the Company will automatically increase their contributions by 1% each year to a maximum of 5% unless the employee chooses to opt out of the automatic increase by contacting the trustee. If the employee does not make an investment election, employee contributions and matches are automatically invested in a diversified portfolio of stocks and bonds. Participants may invest in Piedmont common stock up to a maximum of 20% of their account. Employees may change their contribution rate and investments at any time. Additional amounts may be contributed by the Company at the discretion of the Company’s Board of Directors. There were no discretionary Company contributions during the year ended December 31, 2012. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 1. Description of the Plan (Continued)

Participant accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and Plan earnings, and charged with any benefit payments and allocations of Plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments: Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds, one common trust fund, one common collective trust fund, and one common stock fund as investment options for participants.

Vesting: All participant contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts. A participant will become 100% vested in his employer matching contributions after the participant completes six months of service.

Notes receivable from participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. Loans must be entirely repaid within 5 years unless the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. Interest rates on loans range from 6.77% to 7.00% at December 31, 2012.

Payment of benefits: The Plan allows distributions for retirement, long-term disability, termination of employment, hardship or death. The vested balance of a participant’s account will be paid to the participant, or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment contracts: As described in the authoritative guidance, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a collective trust in the Wells Fargo Stable Return Fund (N) for 2012 and Wells Fargo Stable Return Fund (G) for 2011. As required by the guidance, the statements of net assets available for benefits present the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for disclosure of the Plan’s fair value measurements.

The Plan utilizes market data or assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally observable. The Plan primarily applies the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

Following is a description of the valuation methodologies used for the Plan’s investment assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Cash equivalents: Valued at the net asset value (“NAV”) of the funds in which it participates at year-end.

Common stock: Valued at the closing price reported on the active market on which individual securities are traded.

Common stock fund: Calculated based on the closing price reported on the active market on which the securities in the fund are traded.

Mutual funds and net assets held in 401(h) account: Valued at the NAV of shares held by the Plan and Master Trust at year-end.

Long duration mutual bond fund: Valued using pricing models that consider various observable inputs, such as benchmark yields, reported trades, broker quotes and issuer spreads.

Derivatives: Valued using broker quotes on a non-active market.

Common trust funds, commodities fund, and hedge fund of funds: Valued at the NAV of the funds in which it participates at year-end.

Private equity fund of funds: Valued based on a quarterly compilation of the financial statements from the underlying partnerships in which the fund invests. The target allocation for this investment was 5% but was still being funded through capital calls; $9.7 million of the original $12 million subscription remained unfunded at December 31, 2011. The investment is in various funds that invest in North American companies, allocate capital to private equity funds, and invest in venture capital partnerships and private equity partnerships in emerging markets.

Corporate bonds, collateralized mortgage obligations, government and agency bonds, and municipal bonds: Valued based on a compilation of primary observable market information or a broker quote in a non-active market.

Common collective trust fund: Valued at NAV based on information provided by the trustee and using the audited financial statements of the common collective trust at year-end.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Level 1 inputs are quoted prices (unadjusted) or NAVs in active markets that can be accessed as of the reporting date and consist of investments in cash equivalents, common stock, a common stock fund, and mutual funds. Level 2 inputs are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly corroborated or observable as of the reporting date and generally use valuation methodologies, and consist of common trust funds, long duration mutual bond funds, various fixed income investment types, hedge fund of funds, commodities funds, derivatives and a common collective trust fund as discussed in “Investment contracts” above. These investments are classified as Level 2 as their fair value is estimated using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Level 3 inputs include significant pricing inputs that are generally less observable from objective sources and consist of private equity fund of funds.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s Benefit Plan Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors, custodians, and insurance company.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected.

Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Contributions: Contributions from employees of the Plan Sponsor and matching contributions from the Plan Sponsor are recorded in the year in which the employee contributions are withheld along with the applicable matching contribution. All employee and employer contributions are participant-directed.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Delinquent notes from participants are treated as distributions based upon the terms of the plan document.

Payment of benefits: Benefit payments to participants are recorded when paid.

Expenses: As provided by the Plan document, administrative expenses of the Plan are paid by the Plan.

Subsequent events: The Plan monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements to be issued. All subsequent events of which the Plan is aware were evaluated through the filing date of this Form 11-K.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Accounting pronouncements: In May, 2011, the FASB issued an amendment (“ASU 2011-04”), Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which provides guidance to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments are not intended to change the application of the current fair value requirements, but to clarify the application of existing requirements. The guidance does change particular principles or requirements for measuring fair value or disclosing information about fair value measurements. To improve consistency, language has been changed to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. ASU 2011-04 was effective for annual periods beginning after December 15, 2011. ASU 2011-04 did not materially impact the Plan’s fair value disclosures.

In October, 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. This ASU makes certain incremental improvements to U.S. GAAP, including, among other revisions, conforming amendments that identify when the use of fair value should be linked to the definition of fair value in ASC 820. The majority of the amendments in ASU 2012-04 were effective upon issuance on October 1, 2012, for both public entities and nonpublic entities. For public entities, the more substantive amendments that are subject to transition guidance are effective for fiscal periods beginning after December 15, 2012. This ASU did not substantially impact the Plan’s disclosures.

Note 3. Investments

The Plan’s investments that represent 5% or more of net assets available for benefits as of December 31, 2012, which includes the fully benefit-responsive contracts as described in Note 2, are as follows:

2012
Wells Fargo Enhanced Stock Market Fund (N) - 162,436 units	$18,755,379
Wells Fargo Stable Return Fund (N)** - 729,711 units	37,549,694
American Europacific Growth Fund (A) - 276,883 shares	11,413,098
Dodge & Cox Stock Fund - 127,945 shares	15,596,553
Harbor Capital Appreciation Investment - 411,124 shares	17,250,769
Munder Mid-Cap Core Growth Fund (A) - 339,707 shares	10,850,239
Dodge & Cox Income Fund - 1,535,881 shares	21,287,315

The Master Trust’s investments that represent 5% or more of net assets available for benefits as of December 31, 2011, which includes the fully benefit-responsive contracts as described in Note 2, are as follows:

2011
Wells Fargo Stable Return Fund (G) ** - 695,298 shares	$34,941,345
Paps Long Duration Corporate Bond Fund - 5,650,385 shares	65,487,958

**	Represents fully benefit-responsive investment contracts.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 3. Investments (Continued)

As of December 31, 2011, the Plan held 694,588 shares of the Wells Fargo Stable Return Fund (G) with a fair value of $34,905,675 which represented 5% or more of the Master Trust’s net assets available for benefits.

The Plan invests in a fully benefit-responsive investment contract through the Wells Fargo Stable Return Fund in 2012 and 2011. The accounts are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The objective of the Fund is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Fund invests in instruments which are not expected to experience significant price fluctuations in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

Market value events may limit the ability of the Funds to transact at contract value with the issuer. Such events may include but are not limited to: Fund administration is amended or changed, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Fund, and failure to meet certain tax qualifications. The Plan does not believe that such events are likely to occur.

The fair value of the investment contract at December 31, 2012 was $37,549,694 in the Plan and at December 31, 2011 was $34,941,345 in the Master Trust. The average yield earned based on actual earnings was 1.9% for 2012.

The Plan’s participants invest in various investment securities offered by the Plan. These investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Note 4. Plan Interest in Master Trust

Effective January 1, 2011, the Plan’s assets were held in a Master Trust. On December 31, 2012, the Master Trust was disbanded and the Plan’s assets were no longer included in the Master Trust as of that date. However, all investment activity during the year was through the Master Trust. The Master Trust held the assets of the Piedmont Natural Gas Company, Inc. 401(k) Plan, the Piedmont Natural Gas Company, Inc. Money Purchase Pension Plan, and the Retirement Plan of Piedmont Natural Gas Company, Inc. (collectively the “Plans”). The investment in the Piedmont Natural Gas Stock Fund represented a specific interest to the Plan, as the Plan is the sole owner of this investment. The Plans’ record keeper maintained supporting records for the purpose of allocating net assets and net gains or losses of the investments to each of the Plans and to each participant’s account, as necessary. The net investment income or loss of the investment assets was allocated by the record keeper to each Plan and to each participant’s account based on the investment held in participant directed balances.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 4. Plan Interest in Master Trust (Continued)

The net assets of the Master Trust at December 31, 2011 consisted of the following:

2011
Assets
Investments at fair value:
Participant-directed investments	$153,139,333
Non-participant-directed investments	268,641,197

421,780,530

Receivables:
Due from broker for securities sold	4,376,381
Participant loans	6,680,260

11,056,641

Other assets:
Cash	1,385
Accrued interest and dividends	482,759
Net assets held in 401(h)	5,239,203

5,723,347

Total assets	438,560,518

Liabilities
Due to broker for securities purchased	17,754,956
Amounts related to obligation of 401(h) account	5,239,203

22,994,159

Net assets available for benefits at fair value	415,566,359

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(872,470)

Net assets available for benefits	$414,693,889

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 4. Plan Interest in Master Trust (Continued)

2011
Net assets in Master Trust - by Plan
Piedmont Natural Gas Company, Inc. 401(k) Plan
Net assets in Master Trust	$158,259,915
Plan’s percentage interest in net assets of the Master Trust	38.2%
Piedmont Natural Gas Company, Inc. Money Purchase Pension Plan
Net assets in Master Trust	$687,962
Plan’s percentage interest in net assets of the Master Trust	0.2%
Retirement Plan of Piedmont Natural Gas Company, Inc.
Net assets in Master Trust	$255,746,012
Plan’s percentage interest in net assets of the Master Trust	61.6%

Investment income of the Master Trust for the year ended December 31, 2012 consists of the following:

2012
Investment income:
Interest and dividends	$14,407,958

Net appreciation (depreciation) in fair value of investments:
Cash equivalents	69
Fixed income	651,435
Hedging instruments	172,461
Mutual funds	27,385,866
Common stock	5,701,887
Common trust funds	6,649,704
Stable return fund	709,225
Common stock fund	(615,472)
Other types	483,216

Total net investment appreciation	41,138,391

Net investment income	$55,546,349

Net investment income from Master Trust - by Plan:
Piedmont Natural Gas Company, Inc. 401(k) Plan	$17,708,083
Piedmont Natural Gas Company, Inc. Money Purchase Pension Plan	144,824
Retirement Plan of Piedmont Natural Gas Company, Inc.	37,693,442

$55,546,349

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 5. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 16, 2012, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Benefits Committee believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2009.

Note 6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 7. Exempt Party-in-Interest Transactions

Certain plan investments are units of participation in a common trust fund and common collective fund managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Wells Fargo for investment management services amounted to $256,365 for the year ended December 31, 2012 and are included in the expenses line item in the Statement of Changes in Net Assets Available for Benefits. Additional expenses not paid to Wells Fargo include investment advisory fees and other various expenses.

At December 31, 2012 and 2011, the Plan held 395,871 and 369,628 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $6,770,832 and $6,083,657, respectively, and fair value of $8,174,527 and $8,248,132, respectively.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 8. Fair Value

The investments reported in the Statement of Net Assets Available for Benefits, including participant- directed investments and investments held in Master Trust, are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and their consideration within the fair value hierarchy levels. The following tables set forth, by level within the fair value hierarchy, the assets measured at fair value as of December 31, 2012 and 2011:

	December 31, 2012
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
International	$16,706,432	$—	$—	$16,706,432
Small Cap	14,006,053	—	—	14,006,053
Mid Cap	14,787,259	—	—	14,787,259
Large Cap	32,847,323	—	—	32,847,323
Moderate Allocation	8,735,448	—	—	8,735,448
Bond funds - intermediate and inflation adjusted	23,512,475	—	—	23,512,475
Common trust fund:
Enhanced stock	—	18,755,379	—	18,755,379
Common stock fund - energy	8,174,527	—	—	8,174,527
Common collective trust fund - Stable Return	—	37,549,694	—	37,549,694

	$118,769,517	$56,305,073	$—	$175,074,590

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 8. Fair Value (Continued)

	December 31, 2011
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$8,130,894	$—	$—	$8,130,894
Mutual funds:
High yield bond	12,588,545	—	—	12,588,545
Long duration bond	—	65,487,958	—	65,487,958
Equity	10,870,261	—	—	10,870,261
Global real estate	14,325,093	—	—	14,325,093
International	26,817,557	—	—	26,817,557
Small Cap	12,628,834	—	—	12,628,834
Mid Cap	12,052,473	—	—	12,052,473
Large Cap	42,401,103	—	—	42,401,103
Moderate Allocation	7,582,506	—	—	7,582,506
Bond funds - intermediate and inflation adjusted	19,985,505	—	—	19,985,505
Fixed income:
Government and agencies	—	21,329,268	—	21,329,268
Corporate bonds	—	26,065,787	—	26,065,787
Municipal bonds	—	321,960	—	321,960
Collateralized Mortgage-Backed	—	1,468,301	—	1,468,301
Common stock:
Health care	2,863,296			2,863,296
Utilities	1,977,277	—	—	1,977,277
Financials	8,351,526	—	—	8,351,526
Consumer staples	990,413	—	—	990,413
Consumer discretionary	5,111,481	—	—	5,111,481
Materials	1,212,363	—	—	1,212,363
Energy	2,027,051	—	—	2,027,051
Information technology	2,676,271	—	—	2,676,271
Industrials	3,850,871	—	—	3,850,871
Telecommunication service	72,306	—	—	72,306
Miscellaneous	3,171,896	—	—	3,171,896
Common trust funds:		—	—	—
International	—	17,021,779	—	17,021,779
Enhanced stock	—	16,766,149	—	16,766,149
Common stock fund - energy	8,248,132	—	—	8,248,132
Common collective trust fund - Stable Return	—	34,941,345	—	34,941,345
Other types of instruments:
Derivatives	—	124,246	—	124,246
Multi-strategy hedge funds	—	16,296,961	—	16,296,961
Hedge fund of funds	—	—	2,353,300	2,353,300
Commodities funds	—	11,667,822	—	11,667,822

	$207,935,654	$211,491,576	$2,353,300	$421,780,530

Net assets held in 401(h) accounts	$5,239,203	$—	$—	$5,239,203

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 8. Fair Value (Continued)

The long duration bond mutual fund and derivatives were reclassified from Level 1 to a Level 2 investment as of December 31, 2011 due to the fact that these investments are not traded on an active exchange. This reclassification has no effect on the prior year net assets available for benefits.

Included in the preceding table are the following assets and corresponding fair values that represent a 100% specific interest to the Plan at December 31, 2011: Wells Fargo Enhanced Stock Market Fund $16,766,149, Piedmont Natural Gas Stock Fund $8,248,132, American Funds Balanced Fund (A) $7,582,506, and American Century Inflation Adjustment Bond Fund Advisor $1,805,237.

As of December 31, 2011, the fair value of the Plan’s portion of investments held in the Master Trust was $152,450,480. See Note 4 for further discussion on the Master Trust.

The changes in the Master Trust’s Level 3 assets measured at fair value are summarized as follows:

Private Equity Fund of Funds
Balance, beginning of year	$2,353,300
Purchases	1,548,000
Sales	(149,454)
Realized gains	180,095
Unrealized gains	(111,737)
Transfer out of Master Trust	(3,820,204)

Balance, end of year	$—

Note 9. Net Asset Value Per Share

The following table sets forth additional disclosures of the investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2012 for the Plan and December 31, 2011 for the Master Trust:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2012
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trust fund - Stable Return (a)	$37,549,694	$—	Daily	Written notice	12 months
Common trust fund Enhanced Stock (b)	18,755,379	—	Daily	None	None

	$56,305,073

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 9. Net Asset Value Per Share (Continued)

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2011
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trust fund (a)	$34,941,345	$—	Daily	Written notice	12 months
Common trust funds
Enhanced Stock (b)	16,766,149	—	Daily	None	None
International (c)	17,021,779	—	Monthly	None	30 days
Hedge fund of funds (d)	16,296,961	—	Quarterly	None	65 days
Private equity fund of funds
US (e)	1,293,083	—	Limited	**	(1)
Global (f)	561,255	—	Limited	**	(1)
Direct (g)	419,028	—	Limited	**	(1)
Emerging (h)	79,934	—	Limited	**	(1)
Commodities fund (i)	11,667,822	—	Monthly	*	35 days

	$99,047,356

(1)	The investment cannot be redeemed. Distributions are received only through the liquidation of the underlying assets. The assets are expected to be liquidated over the next 10 to 12 years.
*	If 95% or more of the balance is requested, 95% of the balance will be paid within 30 days. Any outstanding balance or interest owed will be paid after the annual audit is complete.
**	Investors will have only very limited withdrawal rights for specific legal or regulatory reasons, and any transfer of an interest will be subject to approval.
(a)	The objective of the Fund is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.
(b)	The objective of the Fund is to achieve long-term total return greater than the return on the S&P 500 Index while maintaining risk characteristics similar to the risk characteristics of the stocks in the S&P 500 Index.
(c)	The Fund seeks to outperform the MSCI EAFE Index on average by 2-7% per annum over a full market cycle by investing in securities of issuers domiciled outside the United States.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 9. Net Asset Value Per Share (Continued)

(d)	The Fund seeks to generate capital appreciation over the long term through a portfolio having a diversified risk profile with relatively low volatility and a low correlation with traditional equity and fixed income markets.
(e)	The Fund seeks global and regional strategies. Over a three to four-year period, the US strategy typically invests in 60-75 total funds that invest a substantial portion of their assets in North American companies.
(f)	The Fund’s strategy allocates capital to private equity investments that invest a substantial portion of their assets in companies primarily located in Western Europe with a primary focus on buyout and growth equity.
(g)	The Fund’s strategy is to leverage relationships with venture, growth, and equity, and buyout general partners around the globe to generate differentiated deal flow.
(h)	The Fund’s strategy is to invest in a diversified portfolio of private equity partnerships that in turn will invest principally in companies based in emerging markets.
(i)	The fund seeks to produce attractive long-term risk adjusted returns in excess of traditional commodity index exposure.

Note 10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits as presented in these financial statements	$181,522,227	$158,259,915
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,058,299	871,579
Differences in:
Receivable-participant loans held in Master Trust	—	(6,680,260)
Investment in participant loans	—	6,680,260

Net assets available for benefits per the Form 5500	$182,580,526	$159,131,494

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 10. Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31,
2012
Total net increase per the financial statements	$23,262,312
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	186,720

Total net income per the Form 5500	$23,449,032

Piedmont Natural Gas Company, Inc. 401(k) Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Wells Fargo Enhanced Stock Market Fund (N)	Common trust fund, 162,436 units	$18,755,379

*, **	Wells Fargo Stable Return Fund (N)	Common collective fund, 729,711 units	37,549,694

*	Piedmont Natural Gas Stock Fund	Common stock fund, 395,871 units	8,174,527

	American Funds Europacific Growth (A)	Mutual fund, 276,883 shares	11,413,098

	Dodge & Cox Stock Fund	Mutual fund, 127,945 shares	15,596,553

	Harbor Capital Appreciation Investment	Mutual fund, 411,124 shares	17,250,769

	JP Morgan Mid Cap Value Fund- SEL	Mutual fund, 141,824 shares	3,937,021

	Munder Mid Cap Core Growth Fund (A)	Mutual fund, 339,707 shares	10,850,239

	T. Rowe Price New Horizons Fund	Mutual fund, 237,396 shares	7,874,416

	Thornburg International Value Fund	Mutual fund, 188,778 shares	5,293,334

	Victory Small Co OPP F/C (A)	Mutual fund, 189,834 shares	6,131,637

	American Century Inflation Adjustment Bond (A)	Mutual fund, 169,471 shares	2,225,160

	Dodge & Cox Income Fund	Mutual fund, 1,535,881 shares	21,287,315

	American Balanced Fund (A)	Mutual fund, 428,208 shares	8,735,448

*	Participants	Loans to participants, at interest rates from 6.77% to 7.00% with maturities ranging from 2013 to 2027	7,459,151

			$182,533,741

*	Represents a party-in-interest.
**	Represents fully benefit- responsive investment contracts at fair value.

All investments are participant-directed; therefore cost information has not been presented.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Piedmont Natural Gas Company, Inc. 401(k) Plan
(Name of Plan)

Date June 21, 2013	/s/ Renee H. Metzler
Renee H. Metzler
Managing Director – Total Rewards
and Plan Administrator

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm – Piedmont Natural Gas Company, Inc. 401(k) Plan